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                 September 27, 2022

       Matthew Nicosia
       Chief Executive Officer and Director
       Vivakor, Inc.
       4101 North Thanksgiving Way
       Lehi, UT 84043

                                                        Re: Vivakor, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 15,
2022
                                                            File No. 333-267444

       Dear Mr. Nicosia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg,
       Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Scott Linsky, Esq.